06006148

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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SEC MAIL RECEIVED PROCESSING SECTION FEB 28 2006 WASH. D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SCIUS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVENUE, 17TH FLOOR
(No. And Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY PLOURDE (212) 421-4593
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK		10165
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAY PLOURDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCIUS SECURITIES LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jay C. Plourde
Signature

CEO
Title

Susan E. VanVelson
Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

SCIUS SECURITIES LLC
(F/K/A Spire Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
SCIUS Securities LLC:

We have audited the accompanying statement of financial condition of SCIUS Securities LLC (F/K/A Spire Securities, LLC) as of December 31, 2005. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SCIUS Securities LLC (F/K/A Spire Securities, LLC) as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 31, 2006

SCIUS SECURITIES LLC
(F/K/A Spire Securities, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 20,648
Fee income receivable	30,000
Organization costs (net of accumulated amortization of $63,573)	14,843
Due from broker	5,050
Prepaid expenses	3,720
TOTAL ASSETS	$ 74,261

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 16,500
Total Liabilities	16,500
Member's Equity:	
Member's Equity	57,761
Total Member's Equity	57,761
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 74,261

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND OPERATIONS

SCIUS Securities LLC (the "Company"), a Delaware limited liability company formed February 20, 2001 changed its name from Spire Securities LLC. The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD").

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by the managing member.

No provision for federal and state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on the Company's income or loss.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Costs:

Organization costs are amortized on a straight-line basis over a sixty (60) months period.

NOTE 3. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable " exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting new capital ration would exceed 10 to 1). At December 31, 2005 the Company had net capital as defined, of $10,821, which was $5,821 in excess of its required net capital of $5,000.

NOTE 4. RELATED PARTY TRANSACTIONS

During 2005, the company operated out of an office shared the company and its parent company, SCIUS Capital LLC. The company and its parent entered into an Administrative Service Agreement on December 3, 2002 as amended, where the parent company agrees to furnish the company administrative and other services, as well as pay for the cost of operating the company, such as the office rent expense, cost of rental or purchase of furniture and equipment, utilities, payroll, and any other general and overhead expenses of the company.

NOTE 5. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2005, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.